Mail Stop 3561

                                                          October 15, 2018

Via E-mail
Peng Yang
President and Director
Oranco, Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

       Re:    Oranco, Inc.
              Amendment No. 2 to Current Report on Form 8-K
              Filed October 4, 2018
              Annual Report on Form 10-K
              Filed September 28, 2018
              File No. 000-28181

Dear Mr. Yang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2018 letter.

Certain Relationships and Related Transactions, page 25

1. Please reconcile the amount of RMB 95,976,484 in the table on page 25 with the amounts payable to Peng Yang as discussed beneath the table for the acquisition of Sure Rich by
       Reliant.
 Peng Yang
Oranco, Inc.
October 15, 2018
Page 2

Form 10-K for Fiscal Year Ended June 30, 2018
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

2. Please provide a quantified discussion of your liquidity and capital resources information to comply with Item 303(a)(1) and (a)(2) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-6

3. We note your response to comment 3 related to your classification in your cash flow statement of payments made to acquire an additional 41% interest in Fenyang Jinqiang
       Wine Co., Ltd in May 2017. We also note that you acquired the remaining 8% interest in
       Fenyang Jinqiang on May 7, 2018. As it appears that you controlled Fenyang Jinqiang when you acquired both the additional 41% interest and the remaining 8% interest, these payments to noncontrolling interest holders should be reported as financing activities in the statement of cash flows. Please refer to ASC 230-10-45-15(a).

       You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at
(202)551-3269 or Pamela Howell at (202) 551-3357 with any other questions

                                                           Sincerely,

                                                           /s/ Pamela Howell
                                                           for

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Beverages,
                                                           Apparel and Mining

cc:    George Du, Esq.
       Hunter Taubman Fischer & Li, LLC